

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Jim Purcell
Chief Financial Officer
ESports Technologies, Inc.
720 South 7th Street, 3rd Floor
Las Vegas, NV 89101

   Re: ESports Technologies, Inc.
     Amended Registration Statement on Form S-1
     Filed March 31, 2021
     File No. 333-254068

Dear Mr. Purcell:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

Amended Registration Statement on Form S-1

Future Products and Services, page 36

1. We note your response to prior comment 2. Please revise to disclose the material terms of your agreement with an outside contractor to develop a "free to play" product for $1.5 million, including relevant cost and performance milestones. In addition, please file the agreement as an exhibit.

Exhibit 5.1

2. We note that the opinion is limited to "Chapter 78 of the Nevada Revised Statutes and the State of New York," however the Representative Warrant is governed by California law. Please revise the opinion accordingly.

<u>General</u>

3.   Please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares. Refer to Item 501(b)(3) of Regulation S-K.

4.   We note that your platform will be designed to allow wagering sites to "find other sites that would be willing to take a portion" of large wagers. Please supplementally explain how a wagering site using your platform would "request" that another site take a portion of a large position on one side of a wager. Please also tell us if and how much you would be paid to match buyers and sellers of interests in large wagers. In your response, you should address whether your proposed platform may be deemed a marketplace to sell interests in securities, such as a secondary exchange or alternative trading platform.

        You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Cavas Pavri